02019270

SO 12/2/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 2 5 2002 WASH, D.C. 154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arthurs, Lestrange & Company Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GATEWAY CENTER
(No. and Street)

PITTSBURGH, (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH ANN SOBZACK 412/566-6828
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LALLY, LALLY & CO. LLC
(Name — *if individual, state last, first, middle name*)

5700 CORPORATE DRIVE, SUITE 800 (Address) PITTSBURGH, (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ARTHURS, LESTRANGE & COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

John M. Lally, CPA
Robert J. Lally, CPA
Randy Reynolds, CPA, J.D.
Edward J. Gorski, CPA

McKnight East, 302 McKnight Park Drive
Pittsburgh, Pennsylvania 15237-6534
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Arthurs, Lestrange & Company, Incorporated
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Arthurs, Lestrange & Company, Incorporated** (an "S" Corporation) as of September 30, 2002. This statement of financial condition is the responsibility of **Arthurs, Lestrange and Company, Incorporated's** management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Arthurs, Lestrange & Company, Incorporated** at September 30, 2002, in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

October 22, 2002

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash and Cash Equivalents	$	989,238
Receivable From Broker-Dealers and Clearing Organization		965,159
Securities Owned - At Market Value		1,045,323
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $213,000		169,150
Other Assets		259,919
Total Assets	$	3,428,789

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses and Other Liabilities	$	664,732
Securities Sold - Not Yet Purchased		24,907
Total Liabilities		689,639
Stockholders' Equity		
Common Stock		402,666
Additional Paid-In Capital		905,943
Retained Earnings		3,824,916
		5,133,525
Treasury Stock - At Cost		(2,394,375)
Total Stockholders' Equity		2,739,150
Total Liabilities and Stockholders' Equity	$	3,428,789

The accompanying notes are an integral part of this financial statement.

ARTHURS, LESTRANGE & COMPANY, INCORPORATED
NOTES TO FINANCIAL STATEMENT

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial statement of Arthurs, Lestrange & Company, Incorporated is presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statement, summarized below are the more significant accounting policies.

Organization

Arthurs, Lestrange & Company, Incorporated (the Company) was incorporated on March 1, 1986, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc. and as an investment advisor.

The Company maintains several offices throughout Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. The Company executes principal (proprietary) and agency (customer) securities transactions, performs underwritings and investment banking services, and manages investment portfolios.

Securities Transactions

The Company is associated with Correspondent Services Corporation, a division of UBS PaineWebber Incorporated, a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

Investment Banking

Investment banking revenue is recognized as follows: management fees and underwriting fees at the time the underwriting is completed and income is reasonably determinable, and sales concessions on the settlement date.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions principally relate to the valuation of securities owned and affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania and New Jersey. The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed the limits. The Company has not experienced any losses associated with these balances.

Securities Owned

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. Investments for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in income.

Purchases and sales of securities are recorded on a statement-date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture and Equipment

Depreciation is provided on a straight-line basis using estimated useful lives ranging from two to seven years. Depreciation expense for the year ended September 30, 2002, amounted to approximately $36,000.

Income Taxes

The Company has elected treatment as a small business corporation (an "S" Corporation) for federal and state income taxation purposes. This election relieves the Company of most federal and state income tax liability, with income being taxable directly to the stockholders.

NOTE 2 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from broker-dealers and clearing organization at September 30, 2002, consist of the following:

Deposits and Receivables From Clearing Organization	$ 837,456
Management Fees and Commissions Receivable	127,703
	$ 965,159

NOTE 2 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION (CONTINUED)

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Correspondent Services Corporation. The amount receivable from the clearing organization relates to amounts due from this organization.

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, at September 30, 2002, consist of trading and investment securities at market values as presented below:

	Owned	Sold, Not Yet Purchased
Federal, State and Municipal Obligations	$ 724,019	$ 0
Corporate Stocks and Obligations	321,304	24,907
	$ 1,045,323	$ 24,907

The clearing and depository operations of the Company's proprietary securities transactions are provided by Correspondent Services Corporation. At September 30, 2002, substantially all securities owned are positions with this broker-dealer.

The Company's proprietary securities transactions are recorded on a settlement date basis. At September 30, 2002, the contractual amount of unsettled proprietary purchases and sales were approximately $18.5 million and $18.3 million, respectively. All unsettled trades were closed subsequent to September 30, 2002.

NOTE 4 – RETIREMENT PLAN

The Company maintains a 401(k) and profit sharing plan for the benefit of all eligible full-time employees, as defined. At the discretion of the Board of Directors, the Company may make both a matching contribution to the employees' contribution and an optional contribution to the plan. The Company contributed $90,000 to the plan for the year ended September 30, 2002.

NOTE 5 – LEASING ARRANGEMENTS

The Company leases office space and equipment under several short-term and long-term agreements that expire in various years through 2006. The leases are classified as operating leases. At September 30, 2002, the leases call for monthly base rents of approximately $21,200. Certain of the leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended September 30, 2002, rent expenses under the Company's leases was approximately $300,000.

NOTE 5 – LEASING ARRANGEMENTS (CONTINUED)

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of September 30, 2002, for each of the next four years are:

Year Ending September 30	
2003	$ 232,700
2004	169,700
2005	41,200
2006	2,300
	$ 445,900

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At September 30, 2002, the Company's net capital under the uniform net capital rule was approximately $2.2 million, which exceeded the minimum capital requirements by approximately $2.0 million. The Company's ratio of aggregate indebtedness to net capital at September 30, 2002, was .3 to 1.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has not experienced nonperformance by customers or counterparties in the situations described in the following:

The Company's business involves the participation in underwriting activities, primarily with public entities in the state of Pennsylvania. As part of this activity, the Company executes commitments to acquire securities as part of the underwriting and executes securities sales transactions with customers. Market risk arises should the value of the securities committed to be underwritten by the Company decline before the closing of the transaction. Credit risk is eliminated through a transaction closing at which time funds are exchanged for the underwritten securities. At September 30, 2002, the contractual amount of committed underwriting purchases and sales was approximately $61.1 million and $61.0, respectively.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with the activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may occur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At September 30, 2002, the contractual amount of unsettled customer purchases and sales were approximately $954,000 and $5.4 million, respectively. All unsettled trades were closed subsequent to September 30, 2002, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. No off-balance-sheet credit risk exists with respect to customer securities, and collateral is not obtained.

NOTE 8 – REORGANIZATION

Effective October 1, 2002, the Company reorganized its corporate structure. As a result, the Company changed its name to "ALCO Holding, Inc.", formed a wholly owned subsidiary ("Arthurs, Lestrange Investment Advisory, Incorporated") to conduct certain investment advisory and cash management operations, and formed another wholly owned subsidiary (adopting the name "Arthurs, Lestrange & Company, Incorporated") to conduct the securities broker-dealer and investment banking operations. Pursuant to this reorganization, substantially all of the assets and liabilities of the Company were contributed to its newly formed securities broker-dealer subsidiary. The Company's operations as a securities broker-dealer and investment advisor continue to be carried on by these wholly owned subsidiaries effective October 1, 2002. As part of the reorganized structure, the newly formed subsidiaries entered into a management agreement with ALCO Holding, Inc. The management agreement calls for certain performance based compensation to be paid to ALCO Holding, Inc. by the newly formed subsidiaries for periods subsequent to September 30, 2002.